Filed by Cypress Semiconductor Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spansion Inc.

Commission File No.: 001-34747

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EDITED TRANSCRIPT

CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

EVENT DATE/TIME: DECEMBER 01, 2014 / 9:30PM GMT

OVERVIEW:

CY and Spansion announced a definitive agreement to merge in an all-stock transaction.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

CORPORATE PARTICIPANTS

Rahul Mathur Spansion Inc. - VP, Finance

John Kispert Spansion Inc. - CEO

T.J. Rodgers Cypress Semiconductor Corporation - CEO

CONFERENCE CALL PARTICIPANTS

Chris Hemmelgarn Barclays - Analyst

Suji De Silva Topeka Capital Markets - Analyst

Rajvindra Gill Needham & Company - Analyst

Jeff Schreiner Feltl & Company - Analyst

Craig Hettenbach Morgan Stanley - Analyst

Sachin Shah Albert Fried - Analyst

Charlie Anderson Dougherty & Company - Analyst

Monica Garg Pacific Crest Securities - Analyst

Betsy Van Hees Wedbush Securities - Analyst

Gerald Ong RBC Capital Markets - Analyst

Ryan Goodman CLSA - Analyst

PRESENTATION

Operator

Good afternoon, and welcome to the Cypress and Spansion Merger Conference Call. Today’s conference is being recorded. If you have any objections, you may disconnect at this time. I would now like to turn the call over to Mr. Rahul Mathur, VP of Finance at Spansion. Sir, you may begin.

Rahul Mathur - Spansion Inc. - VP, Finance

Thank you, Sheila. Good afternoon, and thank you for joining us on today’s call. With me today from Spansion are John Kispert, CEO, and Randy Furr, EVP and CFO. Also joining the call from Cypress are T.J. Rodgers, CEO, and Thad Trent, EVP and CFO.

As you know, today Spansion and Cypress announced a definitive agreement to merge in an all-stock transaction. The purpose of this call is to provide additional background and perspective with respect to the proposed transaction. We hope you saw our release issued earlier today and posted to each Company’s website. We will be webcasting and referring to a brief slide presentation during the call today. This presentation will subsequently be posted on the IR pages of each Company’s website.

Before we move on, please note the disclosures on slide 13 of today’s presentation. During the course of this meeting, we will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated timing, completion, and effects of the proposed merger. These statements are based on our assumptions as of the current date and involve risks and uncertainties that could cause actual results to differ materially from those statements. As indicted on slide 13, both Spansion and Cypress intend to make additional SEC filings regarding the proposed transaction. We urge you to review in detail the risks and uncertainties discussed in those filings, together with our current SEC filings on Form 10-K and Form 10-Q and our 8-K reports.

With that, I will now turn the call over to John Kispert.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

John Kispert - Spansion Inc. - CEO

Thanks, Rahul, and thanks, everybody, for taking the time, finding the time. We look forward to your questions. I’m here with T.J. Let me start by saying how excited I am to be here and to be talking about what we both believe is a transformational transaction. As Rahul just mentioned, a short while ago we announced a definitive agreement, essentially a merger of equals, and that allows us to bring a whole lot of leverage to not just our customers and our employees, but certainly all of our partners and shareholders.

I thought what I’d do is there’s a couple charts that show what today’s announcement is. Let me just spend a second on why I think this unification is compelling. One, strategically, I think both companies have two well-positioned businesses that are profitable. Certainly on the Cypress side, the SRAM and the PSoC businesses worldwide are well known in every part of the world, and on the Spansion side, the MCU and analog business, as well as the flash business. You put those four together, that’s a lot of strength, high gross margin businesses that we think we can continue to grow the margin side of it, profitable memory businesses, where we have number one positions in markets that I think we’re very fortunate to have, and that we’ll run for a long time.

Good end markets for both companies, auto, industrial, Internet of Things, certainly on the Cypress side a whole new footprint for the combined company on communication side and consumer wireless side. $2 billion business when combined. Scale is meaningful. It will help accelerate a higher margin business for the Company, and we’ll talk a little bit more about that. We think we can get to a 20% operating margin in short order, and we’ll talk a little bit about that.

I think, operationally, both companies bring complementary businesses, and we’ve spent a lot of time talking about that, so there’s no overlap. Very good operational fit. This is not a consolidation deal where we expect to lose market share. This is what I would call good scale versus bad scale. We should be able to gain share in the combined markets that we’re focused on with a broader product portfolio, as well as broader technologies.

The third thing I’d say on operationally, why it’s such a good fit, is the integration and the synergy plan I think is very straightforward and well understood by both sides. And I think both management teams have done this before, know what to do, and, frankly, are confident and excited about it.

And then, finally, I think financially the synergies are compelling. You have roughly $135 million of synergies that T.J. will talk more about. We studied this carefully. If you look at both the standalone operating incomes of the two companies today, they’re less than $135 million apiece. So, I think highly accretive to EPS versus where both companies are today. And the final piece on financial is obviously, with all-stock structure here, the shared upside, and that has us pretty excited on both sides.

Those of us that have done this a couple times know that culture is a big deal. I could tell you T.J. and I have spent a lot of time on that. It’s amazing how similar the two companies are. We think it’s because of the common memory background. Both companies are used to being number one in the markets they serve. That is their absolute focus.

The systems that we use, the language and our product lifecycles, our quality systems, are very, very similar, so we should be able to integrate very quickly. I can tell you, both management teams are bottom-line oriented, straight to the point, and very hands-on, so we’re excited about putting the teams together. And what I’ve noticed with T.J. is we’re able to start finishing each other’s sentences fairly early on in these conversations.

Let me jump to chart three, which is the overview of the transaction, 50-50. T.J. will be CEO, and I think that’s great for our shareholders and great for our employees, and certainly exciting for us, particularly given the product roadmaps that we think we can put together for next-generation products. We think we can get this done in the first half of 2015. You folks all know that approval from both sets of shareholders, as well as the regulatory approvals, and we’ll go work on that right away.

Let me flip to the fourth chart, and this is really the bottom line, the strategic rationale. As I said earlier, two strong sets of businesses. It makes us very formidable in every part of the world, in every region of the world. We have a complete set of the technologies, the manufacturing capability, the process capability, the products, and certainly the distribution and field organizations, field applications as well as sales organization, technical sales organizations to grow the Company quickly.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

Second bullet on there, complementary technologies. I think everybody recognizes we have a broad portfolio of ARM MCUs. We focused on the high performance expansion, and we’re going to be able to be much more flexible with PSoC solutions, and of course we’re going to have a very comprehensive memory portfolio in very good markets, markets that’ll last for quite a while and where we have commanding positions. And we’ll be able to expand that portfolio and the technologies there relatively quickly, I think complementarily.

Next bullet down is diversify and grow the customer base again in these attractive markets. One thing at Spansion we’ve learned is, with the Fujitsu acquisition, that there are many, many opportunities to take new sets of products and put them in different parts of the world. And so, we’re busy talking about that. Again, Spansion’s strength over time has been in the automotive and industrial side, and Cypress on the consumer and communication side. So, there’s a lot of open space on both sides where we could move very quickly, and we’re excited about that.

I think the final bullet up there, and one that we both resonated right away with, is the operational efficiencies. The leverage that’s inherent in putting the companies together I think is very high. The two companies’ manufacturing base, we have similar philosophies on the manufacturing side. We should be able to leverage that very quickly, show that in the synergies, and have a worldwide low-cost manufacturing capability relatively quickly. That will, of course, help our margin structure. And then obviously, when you put two profitable companies together, there’s operating expense efficiencies in the corporations that we should be able to execute on relatively quickly.

And I think with that, I’ll turn it over to T.J., and I look forward to your questions.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Thanks, John. I’ll move to page five, brief description of both companies. We have almost identical backgrounds. Cypress started out as an SRAM company. We’ve become number one in the world in SRAMs. We are a significant lead over number two. That began to limit our growth, and we started looking for diversification. We have been diversifying for the last 15 years, with a chip we call PSoC, Programmable System on Chip. Think of it as a microcontroller surrounded by programmable analog and programmable digital IP that allows you to make a custom system on chip.

And we focused on patents. We have 2,000 of them. We have 3,500 employees, 10,000 marketing part numbers, and 20,000 customers. If you look at Spansion, I’ll take the second point first, they’re the number one in flash memory for embedded markets. So, they dominate that market the way we have SRAMs. That market is about three times bigger than the SRAM market, so it’s great. Because of the Fujitsu acquisition, which I should add has been a — I would perceive it as a difficult acquisition with a lot of travel and a lot of work to make it work, and I congratulate them for having done that. They’ve become number two in Japan in microcontrollers, and they’ve got a good position in analog.

So, if you look at the two companies, we’re in automotive, industrial, and consumer. Our product line, starting with PSoC, going through NOR flash, are listed down below the bar. So, we have six product lines each. And if you put that together, we will end up being a global system-on-chip leader. We have embedded memory, both the flash memory, which is the program memory of an embedded microcontroller, and the SRAM memory, which is also the embedded memory of the same microcontroller but for data. We add to that a whole family of ARM-based microcontrollers going all the way from the M0 all the way up to the M5 and the R5 and R6 microcontroller, to give a catalog that really is compelling for customers.

Moving on to page six, if you look at the end markets we play in together, our revenue as of Q3 2014, if you just put the two P&Ls together, is $2.014 billion. Automotive, 29%, consumer, 29%, industrial, 17%, communications, 11%, mobile, 7%, and other, 7%. So, we’ve got what John said, penetration in many markets and the ability to cross-sell from one market into another.

Looking at Spansion first, in terms of their key product families in microcontroller, these are typically ARM-based microcontroller. In the second bullet I’ve written — the text I got said high quality. I modified it to put in “highest quality.” These are microcontrollers that go in automobiles. Furthermore, they’re microcontrollers that not only go in automobiles, they go on the dashboard and they control the car. They control brakes. They control the engine. This is sort of the highest end of what a microcontroller can do in an automobile. And it requires almost a fanatical commitment to zero defect quality, which they have. That for Spansion is a $500 million business.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

Flash, Spansion came into existence when Intel and AMD, who had been warring for years over the flash technology as co-leaders, spun out their flash divisions into two separate companies. Spansion won. Their technology is called Charge Trap, and they have — which is a more advance, non-volatile technology at a transistor level than other technologies. We also have that technology. In between us, we have 250 patents on that technology.

They have what’s called HyperFlash memory. This is a serial memory with a proprietary interface, which is the fastest serial memory going. Of course, in the future, what that will mean is we will put the HyperFlash interface not only on the NOR flash memories made by Spansion, but also on the SRAMs made by Cypress, and we will create — in the FRAM — F as in Frank — FRAMs made by Cypress, and then the volatile SRAMs made by Cypress, and there will be an entire family of HyperFlash memories of various kinds and various densities.

They have the broadest offering of serial and parallel NOR. The serial is what I just described. The parallel is higher performance and higher pin count for other applications. They also have SLC and embedded NAND flash. Their flash business is $645 million. And like I said, they’ve — one of the reasons we have complementary cultures, you can’t be a memory company and be successful if you don’t have a based-on-truth data-evidence engineering-based culture. You cannot survive in the memory world and prosper unless you have these cultural traits.

So, we both sort of have our engineering and culture background based in memory, but then we both diversified. I already went through the microcontroller diversification of Spansion. They also have a nice business - it’s analog products, including power analog, $75 million run rate.

The equivalent profile for Cypress we have four divisions, a memory products, original division. We’re number one provider of SRAM. We’ve got 5,000 SRAM products that go in everything from watches that run on microamperes — I’m talking the new Smart Watches — to routers that run at 1.5 gigabits per second. We’re the number one provider also of non-volatile RAMs and FRAMS. These RAMs are RAMs that hold the data when the power goes off, and therefore they’re in high security applications.

They also go in automotive. Automobiles will start to have black boxes, like airplanes do, and they will require memories that are able to store the critical data of the position of the steering wheel and the brake and the engine RPMs, et cetera, at the time there was an event for later study. Our memory products division is $370 million.

Our second division, which we call programmable systems, is the division we named to sell PSoC. I already describe PSoC here. I’ll just use the words — world’s only programmable system-on-chip with programmable analog and digital memory, ARM microcontroller core, all on a single chip. The PSoC morphed into Capsense. These are capacitive buttons, and we have a Capsense business which is really PSoC technology underlying the business. It’s more of a program on a PSoC chip than it is a separate family of chips. And we’re number one in that market with a billion units shipped. And we also are in automotive. We have touchscreen business, where we use PSoC again, this time to read out a position on a touchscreen.

Our third division, data communications, is primarily a provider of USB. They’re number two in the world. And they’re currently taking advantages of two changes in the world - one, the switchover to USB 3, the five-gigabit per second standard, where we have an excellent product line, and two, the Bluetooth low-energy market, where we have taken a Bluetooth low energy, or BLE radio, and appended it to the PSoC 4 chip, which is the most successful PSoC we’ve ever made, to bring out a radio-based PSoC. That business is at a $75 million rate. So, PSoC actually pervades two of our three divisions.

Finally, in a third attempt to grow revenue, we have founded startups over the years. One of them was a company called SunPower, which today is the second largest solar energy company in the world. We divested them based on shareholder demand. The two we’ve got going today are Deca Technologies, which makes wafer-level packaging for chip scale and the multi-chip packaging — and they use SunPower technology to make a very cost-effective chip scale packages — and AgigA technology, which makes very high-density battery-free, non-volatile memory solutions for servers.

These are multi-gigabit, non-volatile memories. In the operating mode, they act like dynamic RAMs, that is they act like the DIM cards that are in your computer. And when the power goes off, they store the data. So, they’re secure data for personal computers and servers. The two emerging tech divisions are at a $30 million run rate now, and they’re doubling in revenue about every year.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

Automotive, Spansion is very accomplished in automotive, and I just want to point out how happy we are to join these two businesses together. Here I show a picture of the Cypress Annual Report from 2013, and we have built up a $40 million automotive business. And I was so proud of that, I put it on the cover of our Annual Report, listing all the design wins we’ve got. Spansion, on the other hand, is a $450 million automobile business, which is very — automotive business, which is very complementary to ours. And if you add these two businesses together, we will be either number four or number five worldwide in automotive sales, and number two in automotive in Japan. So, this is one of the areas where the combined companies will really have a lot of technology, and especially in Japan with the Spansion-Fujitsu acquisition.

Financial model. I’ve got two columns on here, and I’m talking about revenue, gross margin, OpEx, and operating margin. If you took our two P&L reports from Q3, the last quarter, and annualized them, you would get a company with $2 billion in revenue, 42.2% gross margin, 31.4% OpEx, and 10.8% operating margin. Cypress’s OpEx is higher. That’s where we needed help. Spansion’s gross margin is somewhat lower. That’s where we can help. And the combination of the two will make gross margin go up, operating expenses go down. I put in a model, 50-30-20, 50% gross margin, 30% OpEx, and 20% operating margin.

This is what we’ll be driving towards, and I believe this is very achievable. And as John said earlier, if you’re in a memory company, you kind of have a culture of analyzing costs all the time as a way of living, and we’ve already got large lists of costs and reductions and efficiencies, and we’ve got line items assigned and EVPs assigned to that. So, we believe this model is very achievable.

So, to summarize, and then we’ll take your questions, in a strategic fit, it’s a $2 billion company. It’s got $1 billion of embedded memory and $1 billion in embedded microprocessors. We’ve got tremendous growth opportunities, auto, industrial, and the Internet of Things. Our background as memory companies creates an opportunity for us to be a big, powerful company that has the base of memories, which really does matter, combined with moving into system-level chips, which are higher margin.

And financial benefits, it’s accretive to non-GAAP earnings for both sets of shareholders. We’ve identified $135 million in annual synergies to drive leverage in our operating model. We believe we will — part of that will go toward expansion of gross margin, and part of that will go toward reduction of OpEx. And we will be in a strong cash flow position, although we both have American fabs, both of which are very good fabs. We can see how, by combining the best of our manufacturing front end and back end, and the best of our subcontractors, we can expand gross margin.

And finally, the last point, which I think will be important to many of you, we will continue to pay the current quarterly dividend of $0.11 per share to shareholders of the combined Company. So, that means that there’ll be an income flow of approximately 4%, and downside protection turning on when this thing closes sometime in the second quarter for Spansion’s current shareholders.

That’s our summary. We’re ready for questions.

QUESTIONS AND ANSWERS

Operator

(Operator instructions.) Blayne Curtis.

Chris Hemmelgarn - Barclays - Analyst

Thanks very much for taking the question. This is Chris Hemmelgarn on for Blayne, and this is from Barclays. Congrats on the deal, gentlemen, sounds very exciting. I guess, first of all, I was hoping you could provide a little bit more color on where you’re expected to see some of these synergies, and I guess to John or both of you, I mean, the plan had been to move a lot of the MCU production from Fujitsu’s fab into Spansion’s fab in the United States over the coming year. Does that remain on track, given Cypress’s fab as well? I guess how does that affect existing plans?

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

John Kispert - Spansion Inc. - CEO

Hey, Chris, it’s John. It’s not changing any of our plans. I think it’s creating more and more opportunities for us to continue to leverage the fabs we have, and I think that’s the way to think about it. It’s going to give us an opportunity to — as all you folks know, it’s all driven by the process technologies that you’re using in the fab.

And we’re very fortunate that we have a factory organization around the world, both companies do, where we can share process technologies and put them in the right place where we can get the lowest cost per unit for all of our products, and we have a very firm plan on that. The two teams have worked through that, and we’re looking forward to executing on it. But, it doesn’t change any of the things that we’ve already been doing up until this point, we’ll continue.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

If you look at the vectors that Spansion was on to decrease costs, we will just add to that, for example, both Spansion and Cypress have very efficient assembly and test facilities that are cheaper than subcontractors. Neither of them are completely full. Therefore, by running products that we have internally with packages we have, for example, or Spansion doesn’t have, and vice-versa, and we will be able to load our back-end assembly facilities, assembly and test facilities, and get even better costs.

The same is true for fab, where we will be able to get, either by transferring internally, for example, Cypress products into Spansion fab and vice-versa, we will be able to get better wafer price than we were able to get, in some cases, from subcontract.

Then, there’s the obvious, two different stock exchanges, two different executive staffs, two different headquarters building. We’re sitting in one of them right here. There’s a huge amount of overhead that in particular weights on Cypress. We’re an $800 million company. Spansion’s $1.3 billion. And we needed scale to amortize the overhead that a public company must have.

So, the synergies are compelling, and when we first looked at the deal, it became obvious right away, and that’s when it turned from a consideration — that’s when it turned into a merger of equals so the shareholders could benefit with the upside that we see. That’s very clear if you’re in our shoes.

Chris Hemmelgarn - Barclays - Analyst

That’s very helpful, and thank you for the clarification. One quick follow-up, I guess also somewhat Spansion-focused. Obviously recently there’s been a lot of speculation about how you plan to leverage some of the — further leverage Charge Trap memory and some of your assets there, which you guys touched on, most notably in China and the deal you talked about with XMC. Does this affect those plans at all, and I guess further plans for monetization of the IP the two companies now share?

John Kispert - Spansion Inc. - CEO

Good question, Chris. No change in plans. I won’t speak for T.J., but I think we’re both equally as excited about the opportunities there. I think we’ve been preoccupied working on this the last couple weeks, but we’ll finish and get an announcement out before the end of the year along those lines, then we’ll have an opportunity to talk a lot more about it. But, I don’t think — I’ll let T.J. speak to it, but I don’t think there’s any diminished excitement on the abilities, the capabilities that we can bring to market in a very, very large market in China with our NAND IP and people.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

So, I don’t have anything more to add to that comment. I think we should move on to the next question.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

Chris Hemmelgarn - Barclays - Analyst

Thanks very much.

Operator

Suji De Silva.

Suji De Silva - Topeka Capital Markets - Analyst

Thanks, Topeka. John, T.J., congratulations on the deal. In terms of the target model of 50%, T.J., the CODE — the Spansion margins are running below that now. Can you help us understand the confidence that you have and the larger revenue of the two companies kind of approaching that target model over three years?

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Sure. Let me give you a hypothetical. If for some reason this deal didn’t happen, it’s already obvious to me that we would want to do a foundry deal with Spansion because they have an extraordinarily efficient fab in Austin, Texas, and that fab could become a lot more efficient if it were fully loaded, which it is not. And if you consider the price that — their cost of manufacture and the price we pay, we could split the difference. Their fab would be more loaded. They would be making profit on the wafers they sell; it’s not just selling at cost. And we would be getting a price for our wafers better than we can get outside. And that deal we do just as two companies trying to optimize their businesses.

It can do the same thing for internal assembly and test manufacturing, better manufacturing costs than you can get outside. We also — there’s not a giant amount of synergy with regard to, let’s say, product engineering, where we have different kinds of memories and specialists that operate on them. But, on the big bucks items, like the factories, there’s a lot to be made.

Suji De Silva - Topeka Capital Markets - Analyst

Great. That’s very helpful. And then, you talked about in the prepared remarks, quickly leveraging these synergies. Are the products — how quickly can the products be qualified? Is it quarters or years, or months, or is that already in process?

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

We have a conservative plan that has qualification happening in the second year, at the end of the second year, really. I would be disappointed if we didn’t beat that.

Operator

Rajvindra Gill.

Rajvindra Gill - Needham & Company - Analyst

Needham & Company, and thanks for taking my questions, and congratulations on a very smart merger. Can you talk a little bit about the tax structure? I know Spansion had significant NOLs. Just wondering how we should look at the overall tax structure in light of those NOLs.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

There’s the man already doing his model.

John Kispert - Spansion Inc. - CEO

That-a-way, Raji, good question. I’m fortunate we have Thad and Randy here. I’d say we’re excited about the opportunities there. As you look at Cypress, they’ve done a tremendous job on that level. And I think the combination of the two companies create a bunch of opportunities for us there. I’m not sure we’re prepared right now to talk through where it’s going, but certainly that was part of the modeling and how we thought about it.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Yes, I’ll just add, look, Cypress has done a terrific job in terms of having a very, very low tax rate. Obviously we have NOLs. Many of those NOLs will certainly be available for the future merged company to go forward, so I would expect you to continue to see a low tax rate, going forward, from the merged company.

Rajvindra Gill - Needham & Company - Analyst

Okay, great. And just a housekeeping question, with respect to the shares outstanding post- the merger. Would it be some — is the way to look at it just take the Cypress shares, multiply by the — sorry, the Spansion shares, multiply by the conversion, then you add back the Cypress shares? So you’re looking at something like 330 million-odd of shares post- the acquisition?

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

That’s right. We negotiated back and forth, and all the negotiations were within a percentage point or two of 50-50. And after we got into the deal, we said we’re going to lock up that number, stop talking about it, because the extra point or two one way or the other, it’s not worth it. We need to focus on the future. So, we double our shares or take their shares times 2.457 and add them to our shares, you get the same number.

John Kispert - Spansion Inc. - CEO

And Raji, you’re looking at it the right way, exactly right.

Operator

Jeff Schreiner.

Jeff Schreiner - Feltl & Company - Analyst

It’s Feltl & Company. I want to talk about how quickly — I guess it comes back to the qualification question — how quickly Cypress products, or merged products between the two companies, are going to be able to find their way into industrial and automotive end markets.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

In industrial, it’s a matter of qualification and reliability testing, which for us is typically a six-month period in a year total, including the process ramp. Automotive, you’ve probably got another six months on that because they’ve got a qual that’s pretty extensive.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

John Kispert - Spansion Inc. - CEO

Hey, Jeff, this is John. One thing is, just given the — kind of maybe the history of Spansion, we’ve done quite a bit of requalification in the industrial — with our industrial customers as well as our automotive customers over the last couple of years. Your point is one that we’ve certainly taken into consideration in putting our milestones together and how we think about this.

I think we know how to do it real well. I know we have a very committed set of customers to it. What we’re doing right now with our microcontroller is we are — we’re running silicon today, and we’ve been very public about it, in Q1 will be real volume production. And that took us about nine months to a year. Those are wafers or die that have customers’ names on them, in industrial and in auto, as well in some consumer markets. So, it is a mix across depending on the market, as T.J. just said, but the real key is how quickly can you qualify it in the fab. I think the customer side of things, there’s enough trust and enough commitment on the customer side for us to be able to do this through 2015 into 2016.

Jeff Schreiner - Feltl & Company - Analyst

Okay. Just a follow-up, I mean, what does that get the — and I’m calling it, for lack of a better word, the headwind that’s keeping this deal from being accretive for a year out of the close and maybe not being accretive within a quarter or two of the close? What are some of the things that are hindering that?

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Well, first of all, is ordinary negotiation with shareholders, right, be honest. I would be disappointed if it took a year. If I had to pick a number — and again, we have to get one more layer of detail in our plan. We have a detailed plan, but it’s still a top-down plan. It would be break-even on accretion basis in the third quarter after closing, and even possibly in the second quarter. And we said a year. So, there’s - the headwind, to use your term, is that the big bucks come from manufacturing, and the manufacturing comes from the quals we just talked about.

But, there’s a lot, right, two headquarters in San Jose, California, and one in Sunnyvale, and a lot of corporate overhead that’ll happen very quickly, two sales forces that will — we’re not going to go all the way down to one, but we’ll be slimmed down to the right level, being able to shut duplicate buildings of sales forces in Munich, Germany, et cetera, et cetera. So, there’s a lot of that that’s going to happen fast, but the big bucks are manufacturing, and that’ll happen in the second year.

Operator

Craig Hettenbach.

Craig Hettenbach - Morgan Stanley - Analyst

Yes, thank you, it’s Morgan Stanley. Two questions, first on just the revenue synergies. Can you talk about the cross-selling opportunities in any particular end market where you see the biggest opportunity there? And then also any impact in terms of the disti channel and relationships that you could leverage as a combined company?

John Kispert - Spansion Inc. - CEO

Hey, Craig, it’s John. I’ll take a quick shot at that. As we, in essence, modeled out the leverage and putting the two companies together, there is not a big assumption for synergies on the top line. Now, having said that, I think both sides are very excited about having new avenues into new sockets with great sets of technology.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

And I said it earlier, I think we can’t wait to get into the auto industry in some of our key accounts with the product line with Cypress, and we can’t wait to do that ASAP. In fact, with this announcement, I’m pretty sure my guys are working on it right now, how can we move very quickly with this, because this is an incredible amount of complementary qualities across the technologies.

The same can be said in a lot of the large consumer markets for Cypress. We can move very quickly with our power management, MCU capabilities, and certainly flash capabilities in packaging with a very broad product line from Cypress. So, not a lot modeled, but we think great opportunities that we’re going to go after very quickly. And what’s the second one, Craig?

Craig Hettenbach - Morgan Stanley - Analyst

Yes, so the second one — yes, as part of that first one, actually, just the distribution channel and any efficiencies there.

John Kispert - Spansion Inc. - CEO

Yeah, without a doubt, I can tell you, as a billion-dollar company, $1.5 billion, $1.3 billion, whatever we might be, it’s a much different meeting with the distributors when I’m $2 billion. And T.J. is going to have a much better time as a $2 billion company with a very broad product line and a great product roadmap coming out, which worldwide with the many different partners, distributors that we have, scale matters, and we know that. And again, I wouldn’t say we’ve modeled it to go through it, but we know that as business people, and we’ve got great opportunity there.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Both companies have a majority of products sold through distribution and the scale we’re describing, plus the breadth your SRAM supplier, your NOR flash supplier, and one of your top suppliers of MCUs, that breadth plus size is worth a point-plus in distribution, and that point comes directly into gross margin. So, of the eight points we’ve got between where we would be had we been merged in the third quarter and where we want to get until we want to go farther, there’s the chunk of it that is synergy through distribution.

Craig Hettenbach - Morgan Stanley - Analyst

Got it, thanks for that. And a follow-up for T.J., just on the semiconductor industry and the uptick we’re seeing on M&A, just kind of your thoughts on the drivers of M&A and kind of merits to drive through the deal here.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Well, I’ll say what my rationale was and let John give his. I think we’re a tightly managed company. I think we’ve got good products. I think we’re high-tech, and we’ve got good quality. Having said that, I’ve got 37% OpEx, right, 37% OpEx, okay, and I need 30% to be competitive. If you go look at the list — and I don’t see a lot of trimming - we’ve been trimming and being very careful on OpEx for years. So, scale really matters for us.

And then, all of a sudden, when you look and the scale doesn’t come from basically combining two companies that do the same thing, it comes from the fact that the companies have similar sort of deployment, and the product line, the top line, is complementary and expansive. You look at that deal and, after you’ve — you first say, okay, well, let’s see what we can do, then you start penciling the thing out, and it becomes pretty compelling pretty quickly. That’s why we - I was aggressive in trying to get this deal done.

John Kispert - Spansion Inc. - CEO

Hey, Craig, I’d just add, I think strategically it didn’t take either of us a long time to sit there and say, yes, this would be — it’s compelling. I think operationally it takes a little bit longer before we sat there and said, wow, we have a lot of different leverage points there that we can implement over a period of time. And as I said earlier, it’s good scale. We don’t see that we’re going to lose top-line growth. This is scale that will help us grow and help the bottom line as much as the top line.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

And financially, it didn’t take us long to see that this is compelling for everybody associated with the Company, and that’s important. But, I think the key is really, to your question of this consolidation, is culturally. And culture to us means how we work, how we communicate, how we get things done. And I think that’s where T.J. and I got the most excited, is that we can do a lot of things because the companies execute to the same sort of tenor and understand the same sort of language. And that’s a worldwide comment. So, it would allow us to move quicker on the strategic side, the operational side, as well as the financial side. I hope that makes sense.

Operator

Sachin Shah.

Sachin Shah - Albert Fried - Analyst

Albert Fried. Congratulations on the deal. So, I just want to understand, you mentioned in the release, and in the presentation I think also, US, Germany, and China. I know that China on a pro forma basis is something around like $450 million, 26%, 27% of your overall sales. So, just wanted to find out, are there any other regulatory approvals, A? B, are you expecting any issues on the regulatory approvals specifically in [mov com] or China? And I know, because sometimes there’s issues with employees and workers in China… part C, are you expecting the workers to kind of cooperate as far as the transaction is concerned?

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Let me take a stab at that one. The first regulatory issue that sort of overwhelms the others is antitrust, specifically Hart-Scott-Rodino. We don’t have that here. That’s the expansion on the top line as opposed to merging two companies through consolidated business.

The next one would be in some countries, and I’ve had more trouble in European countries than I have in China. If you have synergies, which means basically you take combined employee headcount and reduce it, you have trouble with trying to get that done. You mentioned that for China. It turns out both of us — in the world, not just us — selling more and more into China, and therefore I don’t — and we are continuously hiring employees in China and lowering our headcount elsewhere in the world. So, I don’t anticipate that there will be a big problem in China with us.

And in terms of Japan, we — our sales and apps at Cypress, the sales and applications in Japan, and Spansion has the whole semiconductor corporation so we can merge our sales office into theirs, and that won’t be a problem either.

Sachin Shah - Albert Fried - Analyst

Okay, so just to clarify, do you need Japanese approval? Because that wasn’t mentioned. And your presentation, and you’ve gone over this a few times, that you’re going to be number one in these two categories, NOR flash and SRAM. Is that going to be an issue on the antitrust front? And then finally, just trying to understand a possible timing for close in the second quarter of next year.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Okay, the two questions are actually very related. The approvals we need are US, China, and Germany, and the reason we need those approvals is the governments of US, China and Germany insist on approvals. We anticipate no antitrust action troubles of any kind. Cypress is number one in SRAMs right now, and we sell almost no flash memory, so we sell a few, and they’re different from — functionally different from what Spansion sells. Spansion’s number one in embedded flash memories, and they don’t sell SRAM. So, there is no cause of action in terms of antitrust.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

So, those number one claims we both bring to the party on our own. But then, meanwhile, those are special memories. I mean, there’s the big memories, DRAM and NAND flash, okay. Well, then you bring in these other memories, and these are the memories required to make a real-life system work, and now all of a sudden you’re dealing with a single company for both of them. We think that’ll give us the importance to our customers, but there is no antitrust because there’s no overlap of the product line.

And then, the final question about China, they approve all these deals. They insist on it if you want to sell in China. And their approval is what’s going to cause this thing to take until — pick a number — June of next year because they have a rough-cut six month time period for their reviews. We don’t anticipate any regulatory troubles in any jurisdiction that demands to review the deal.

Operator

Charlie Anderson.

Charlie Anderson - Dougherty & Company - Analyst

Yes, Dougherty & Company. Thanks for taking my question, and congrats. Wonder if maybe you give us a preview of the proxy, maybe a little background on the merger, who approached who, were there any other parties involved.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

We [did] the network, right?

John Kispert - Spansion Inc. - CEO

T.J.‘s looking at me and I’m looking at him.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Couple of our guys had dinner. They’re in the room. And then we hired the bankers, and we did, I hired bankers I’ve been working with, they’re the same group that took Cypress public in 1982, because I always worked with them. I told them about the deal, not vice-versa.

John Kispert - Spansion Inc. - CEO

Hey, Charlie, I think the smart thing is we’re working really hard on this proxy, and it’s coming quick. You’ll get it. It’s very thorough, and I look forward to your feedback when you see it.

Charlie Anderson - Dougherty & Company - Analyst

Fair enough, okay. So, quick housekeeping question, then. You mentioned a few facilities that are being under-utilized today. You’re going to go from point A to point B to improve margins. I wonder if you could tell us kind of roughly where point A is in terms of utilization rates at some of those facilities.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

John Kispert - Spansion Inc. - CEO

Charlie, this is John. We’re very public in our — we have one 200-millimeter fab that can run a lot of different technologies, a lot of — it’s really a do-it-all fab, down to 65 nanometer. And we’ve been running about 70% utilization. We, like Cypress, have the same model, which is more of an asset-light kind of model, where we’ve partnered around the world with many different partners, and in our case we – you know, Fujitsu, UMC, SMIC, XMC. We have partners. All of those products there’s a strategy behind.

Cypress has kind of a blueprint of the same sort of approach, and it’s a matter of matching up the process technologies and putting them all together. And we’ve mapped all that out. And the key to our business, T.J. is an awful smart man, but his IQ goes up much, much higher when he has a full fab. And he knows that, I know that, and that’s what we’re focused on. So, the idea for us to fill our fabs is absolutely paramount in this. And we know it, and we’re on it.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Our fab, Cypress’s fab, is loaded in the high 60s, and our back end is loaded in the low 70s. And those aren’t catastrophically bad numbers. I mean, we had 55% margin on our semiconductor products last quarter, but just a little bit more loading would make a huge difference.

Operator

Monica Garg.

Monica Garg - Pacific Crest Securities - Analyst

Pacific Crest Securities. Thanks for taking my questions. Congrats on the deal. I just wanted to kind of go through the valuation metrics which were used for the deal. Especially if I look at the closing price of Cypress, and you do, like, 2.457 multiply on the stock, it seems about 14% premium on Spansion stock. Generally you see deal going at a higher premium, so if you could just walk us through some valuation metrics.

John Kispert - Spansion Inc. - CEO

Monica, I’m not sure I heard the whole question. I think the question was around the exchange ratio. This is a — under the umbrella of a merger of equals. I think if you stare at it, you’ll see that the premiums over a period of time fits nicely into that umbrella.

The key to the actual financial side of the structure really is the execution and what we’re calling synergy in this call, all the work that has to go get done. And that’s what’s got us most excited, is that there’s a tremendous amount of accretion to both sides relatively quickly. And I said in the beginning, Spansion makes over $100 million a year, and Cypress makes over $100 million a year, and we’re talking about $130 million of synergies here. So, that at a very high level and simple way of looking at it, is why we think it’s compelling on that side.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

The metrics we used to evaluate the companies were standard banker metrics. We looked at obviously the revenue and the multiple on revenue, the profit and multiple on profit. We looked at discounted cash flow models, looking at future growth. We looked at scenarios of high and low growth for both companies, mixed and matched against each other. We looked at market cap at the time we engaged talking, et cetera. And I can tell you for a fact that the discussions that were serious never varied more than a few percentage points one way or the other from a 50-50 deal. And that’s why, when we got there, we just said let’s shake hands and stop talking about it.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

Monica Garg - Pacific Crest Securities - Analyst

Got it. Thanks. Just a brief follow-up here, John, does it impact any of your existing agreements with Fujitsu or Hynix regarding kind of (inaudible) from them, or from Fujitsu, that can you move some of the capacity from Fujitsu now earlier than kind of what you had put forward before?

John Kispert - Spansion Inc. - CEO

Yes. I think it’s a good question, certainly one that both sides spent a lot of time on and thinking about how to do this. I don’t anticipate — I know all our partners very well. I spent a lot of time with them. I don’t anticipate anything but support. I think, as I said earlier, it’s a win for everybody.

So, the second part of your question, we already have a plan in place with those partners to, as we said before, migrate out of or into our fab and make other changes. And this doesn’t change any of that. I think that was the first question we got. We’re going to continue to execute on the plan we have. And the great thing about this is that we’re going to be able to layer things on top of it with the announcement today and really get a multiplying effect to our P&L.

Operator

Betsy Van Hees.

Betsy Van Hees - Wedbush Securities - Analyst

Wedbush Securities. Congratulations on the marriage between Cypress and Spansion. That’s fantastic. T.J., you talked about the $135 million in synergies and the fact that you are looking for the significant scale that you couldn’t get on your own. But, does that $135 million in synergies, does that include maybe exiting some product lines or areas where you didn’t get the traction you were looking for and weren’t getting the volumes you were looking for? Does that include — included in that $135 million, or is that something that we can look forward to as well in terms of future cuts?

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

$135 million in synergies was a very rigorous look at costs in the two corporations, overlapping costs that could be cut to serve the combined corporations more cheaply than the sum of the two. And if it’s pages with line items already assigned to executives in both companies, and therefore it’s only cost reduction. We haven’t made any decisions on — and I’ll talk from my side.

If you looked at our least profitable group right now, it might be touchscreens right offhand. And there’s — we’re not planning on doing anything about that that’s different. Bottom line, both companies make decisions to be in or out of a business because we want to be in it. Relative to the last question, both companies have made decisions because it’s good for the Company and its shareholders to do a deal or not do a deal. And those decisions have been generally well made. So, no there’s no precipitous change. The cool thing is $135 million is mostly getting rid of brick and mortar and redundancy, and that’s great.

Operator

Doug Freedman.

Gerald Ong - RBC Capital Markets - Analyst

Hey, this is [Gerald Ong] with RBC Capital Markets. I guess — so just a question on payout, going forward. It sounds like you guys are going to maintain your $0.11 dividend. I guess how should we think of that over the long-term and how that should change, going forward?

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

One of the questions we had asked when we started talking is what would happen to Cypress’s $0.11 dividend. We right now have the free cash flow to support it, and of course it would be a major negative thing for shareholders if you yank the rug on dividend. Spansion did an analysis of their own, and their cash flow to dividend is equal to ours, maybe even a little better.

So, we can support the dividend from both sides, with the cash flow combined, and I — remember the meeting where I showed the impact on the price-to-sales ratio. It’s very clear on our stock. I showed data going back to 1986 when we went public, and I looked at the 10th, 50th, 90th percentile points of price-to-sales ratio. And there’s a clear improvement, especially on the down side, when we turned on the dividend. So, we all agreed that leaving that dividend turned on would benefit everybody, and of course getting it turned on for the first time will be a big deal for Spansion shareholders.

We’ve got a great story about a combined company with accretion. And the good thing is you can earn 4% interest while you’re waiting for our story to come true.

Operator

Ryan Goodman.

Ryan Goodman - CLSA - Analyst

Hi, CLSA. Thank you for taking the question. Just curious, back to the gross margin target of 50%, I understand that a lot of that is just moving products into the facilities and filling them up. Is that something you’re confident you can get at the current revenue run rate of the combined company, or are you assuming a certain level of growth to get to that target?

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Right now, if you noticed on the slide — the pro forma P&L, slide 10, I put in for revenue both companies have individual growth plans, and we do. And we are so enamored with the ability to become more efficient, we have yet to sit down and talk about the cross-sell, talk about the distribution, the improvement in distribution. So, everything you’ve seen so far is strictly about the synergy.

Operator

I would now like to turn the call back over to T.J. and John.

John Kispert - Spansion Inc. - CEO

Well, let me first thank everybody for taking the time today. We are — both T.J. and I are leaving to hopefully meet with a bunch of folks over the next couple days, and then Thad and Randy will also be reaching out and meeting with folks. And so, thanks for your attention today, and we look forward to talking to you real soon.

T.J. Rodgers - Cypress Semiconductor Corporation - CEO

Thank you for calling in. We’re looking forward very much to our partnership going forward.

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DECEMBER 01, 2014 / 9:30PM, CY - Cypress Semiconductor Corp and Spansion, Inc. to Merge in $4 Billion All-Stock Transaction Conference Call

Operator

That concludes today’s conference. Thank you for participating. You may disconnect at this time.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between Cypress and Spansion. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Cypress or Spansion stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Form 10-K, Form 10-Q and 8-K reports filed by Cypress and Spansion with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and Cypress and Spansion are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, Cypress intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Cypress common stock to be issued in the merger, and Cypress and Spansion intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CYPRESS, SPANSION, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Cypress and Spansion with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656 or by contacting Spansion Investor Relations at investor.relations@spansion.com or by telephone at (408) 962-2500. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Spansion and Cypress and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cypress or Spansion security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Spansion’s executive officers and directors is included in Spansion’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 18, 2014, and its Current Report on Form 8-K, filed with the SEC on August 19, 2014, and information regarding Cypress’ executive officers and directors is included in Cypress’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on March 28, 2014 and its Current Report on Form 8-K, filed with the SEC on April 2, 2014. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cypress and Spansion have interests in the transaction that may differ from the interests of Cypress and Spansion stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.